FOR IMMEDIATE RELEASE	April 5, 2017

Micromem: Update

Toronto, New York, April 5, 2017: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce that it has successfully completed the partitioning alcohol detectability phase with our in-situ interwell tracer detection platform. Our client and joint product development partner, a major oil and gas company, accepted the detection accuracy and repeatability of the system. The client has advised they are proceeding.

This product will be the first of its kind allowing for automated sampling. Accuracy is measured in parts per trillion tracer concentration live at the well head 24 hours a day, 7 days a week, with no manual labor involved.

In conjunction with our partner we have designed a system that is specific to the industry and will meet the needs of the oil and gas business for decades to come. This technology is a prime example of Micromem’s ongoing commitment to the Internet of things and using technology to make infrastructure smart.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF
CSE - Symbol: MRM
Shares issued: 204,637,878
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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